

October 24, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Ms. Ingrid Jackel, Chief Executive Officer
Physicians Formula Holdings, Inc.
1055 West 8th Street
Azusa, California   91702

Re: Physicians Formula Holdings, Inc.
       Supplemental Letter dated October 15, 2008 relating to
       Annual Report on Form 10-K for the FYE December 31, 2007
       Filed on October 15, 2008
       File No. 1-33142

Dear Ms. Jackel:

      We have reviewed your supplemental letter dated October 15, 2008 and have the following additional comments. In future filings, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Proxy Statement</u>
<u>Executive Compensation</u>
<u>Annual Cash Incentive Compensation, page 12</u>

   1. We note your response to prior comment 3 with respect to 2008 performance targets. Please tell us whether the achievement of an objective performance goal based on the level of adjusted EBITDA is materially different than the compensation policies applied for fiscal 2007. If so, tell us, with a view toward

future disclosure, the specific financial performance target amounts for the 2008 fiscal year. See Instruction 2 to Item 402(b) of Regulation S-K, page 34 of the Final Rule Release No. 33-8732A, and Question 118.02 of our Compliance and Disclosure Interpretations, which is available on our website under the Division of Corporation Finance.

Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding the above comments, you may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, me at (202) 551-3767.

Sincerely,

Jennifer R. Hardy
Branch Chief, Legal